

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 29, 2011

<u>Via: E-mail</u>
Mr. Timothy J. Ryder
Chief Financial Officer
Lithium Technology Corporation
10379B Democracy Lane
Fairfax, Virginia 22030

> RE: **Lithium Technology Corporation**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed April 1, 2011**
> **Form 10-K/A for the fiscal year ended December 31, 2010**
> **Filed December 19, 2011**
> **File No. 1-10446**

Dear Mr. Ryder:

We have reviewed your response letter dated November 29, 2011 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K/A for Fiscal Year Ended December 31, 2010</u>

<u>Item 15. Exhibits, Financial Statement Schedules</u>

1. Please amend your filing to set forth the complete text of the amended item. Refer to Rule 12b-15 of the Securities Exchange Act of 1934.

2.   Please expand your response to prior comment 2 to tell us where you filed your long-term loan agreement with Technology-Beteiligungs-Gesellschaft GmbH der Deutschen Ausgleichsbank mentioned in the first bullet point of the second paragraph and the customer contracts mentioned in the third paragraph. Please also tell us why you did not file your employment agreement with Dr. Klaus Brandt given your disclosure of compensation to Dr. Brandt on page 37 as well as your description of the agreement on page 39 of the Form 10-K for the fiscal year ended December 31, 2010. Refer to Exchange Act Forms Compliance and Disclosure Interpretation 204.02.

Signatures

3.   We reissue prior comment 3. We note that the signature of the principal financial officer and principal accounting officer is not included below the second paragraph of the Signature Page of your amended filing in accordance with General Instruction D to Form 10-K.

General

4.   Please tell us when you anticipate filing your Form 10-Q for the period ended September 30, 2011.

        You may contact Dennis Hult at (202) 551-3618 or Julie Sherman, the accounting reviewer, at (202) 551-3640 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Tim Buchmiller, the legal reviewer, at (202) 551-3635 with any other questions.

                                Sincerely,

                                /s/ Martin James

                                Martin James
                                Senior Assistant Chief Accountant